[SRZ Letterhead]





                                   July 28, 2009


VIA EDGAR

Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     RE: Registration Statements on Form N-2 of Old Mutual Absolute Return Fund, L.L.C. (Registration File Nos. 333-159684 and 811-21896); Old Mutual Absolute Return Institutional Fund, L.L.C. (Registration File Nos. 333-139654 and 811-21998); Old Mutual Emerging Managers Fund, L.L.C. (Registration File Nos. 333-159687 and 811-21898); and Old Mutual Emerging Managers Institutional Fund, L.L.C. (Registration File Nos. 333-139653 and 811-21997) (the "Funds")


Dear Ms. DiAngelo:

          On behalf of the Funds, we describe the changes to the Funds' Registration Statements that we have made in response to your comments. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

          Capitalized terms used but not defined in this letter have the same meanings given in the Funds' Registration Statements.

     1. PLEASE CONFIRM THE AMOUNT OF ASSETS USED IN THE FEE TABLE CALCULATIONS IN THE "SUMMARY OF FUND EXPENSES" SECTION OF EACH FUND'S PROSPECTUS.

          Each Fund's assets as of the fiscal year ended March 31, 2009 were used in the Fee Table calculations.

     2. IF THE INCLUSION OF THE FEES AND EXPENSES OF ANY MONEY MARKET MUTUAL FUND IN WHICH THE FUNDS HOLD CASH WOULD CHANGE THE CALCULATION OF THE "ACQUIRED FUND FEES AND

EXPENSES" ("AFFE CALCULATION") IN THE "SUMMARY OF FUND EXPENSES" BY MORE THAN 0.01%, PLEASE INCLUDE THOSE FEES AND EXPENSES IN THE AFFE CALCULATION.

     Because the fees and expenses of the money market mutual fund in which the Funds hold cash would change the AFFE Calculation by more than 0.01%, those fees and expenses have been included in the revised AFFE Calculation.

     3. PLEASE CONFIRM THAT THE MINIMUM ADMINISTRATION FEE WAS USED FOR PURPOSES OF THE "OTHER EXPENSES" CALCULATION IN THE "SUMMARY OF FUND EXPENSES" SECTION OF THE FUND'S PROSPECTUS.

          We confirm that the minimum Administration Fee was used in the calculation of the "Other Expenses."

     4. PLEASE ADDRESS THE CONCERN THAT THE FUND'S INVESTMENT ADVISER COULD POTENTIALLY INCREASE THE LEVEL OF THE FUND'S EXPENSE LIMITATION IN ORDER TO RECOUP PREVIOUSLY WAIVED EXPENSES. IN ADDITION, PLEASE ADD THE FOLLOWING UNDERLINED LANGUAGE TO THE SECTIONS OF THE FUNDS' PROSPECTUSES REGARDING EACH FUND'S EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT: "REIMBURSEMENT WILL BE MADE AS PROMPTLY AS POSSIBLE BUT ONLY TO THE EXTENT IT DOES NOT CAUSE THE FUND'S ORDINARY OPERATING EXPENSES TO EXCEED THE EXPENSE LIMITATION IN EFFECT AT THE TIME OF REIMBURSEMENT."

     The requested change has been made. We note that the Fund's Expense Limitation and Reimbursement Agreement may only be terminated or modified with the Fund's consent. The Adviser may not unilaterally increase the level of the Fund's expense limitation. Any such increase would have to be approved by the Fund's board of managers.

          In addition to the foregoing, the Fund acknowledges that:

          o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Funds believe that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                     Very truly yours,


                                     /s/ George Silfen
                                     -----------------
                                     George Silfen